U.S. Securities and Exchange Commission

Attn: Mr. Ron Alpert

100 F Street, N.E.

Washington, D.C. 20549

Re:	TRX, Inc

Form 10-K for the fiscal year ended December 31, 2008

Filed February 23, 2009

Mr. Alpert:

Thank you for your telephone comment on the 10-K of TRX, Inc., filed February 23, 2009. You asked us to file the Schedules and Exhibits listed in the Credit Agreement, dated May 30, 2008, by and between TRX, Inc. and Atlantic Capital Bank (filed as Exhibit 10.2).

On January 22, 2010 we filed an 8K with the requested Schedules and Exhibits. In making this submission it was our intention to respond fully to your comments in order to achieve compliance with applicable rules. If there is any other information that you require, we will be pleased to provide it.

Sincerely,

/s/ David D. Cathcart
David D. Cathcart
Chief Financial Officer